Filed Pursuant to Rule 424(b)(5)
Registration Number 333-213213

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 2, 2016)

Teekay Corporation

Common Stock

Having an Aggregate Offering Price of Up to $50,000,000

We have entered into an equity distribution agreement with Citigroup Global Markets Inc., or the “Agent,” relating to the shares of common stock of Teekay Corporation offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the equity distribution agreement, we may offer and sell shares of common stock having an aggregate offering price of up to $50,000,000 from time to time through the Agent, as our sales agent, or directly to the Agent acting as principal.

Sales of the common stock, if any, made by the Agent, as our sales agent, as contemplated by this prospectus supplement and the accompanying prospectus, may be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed between us and the Agent. We will pay the Agent a commission of up to 2.0% of the gross sales price per share of common stock sold through the Agent, as our sales agent, under the equity distribution agreement.

Under the terms of the equity distribution agreement, we also may sell shares of common stock to the Agent as principal at a price to be agreed upon at the time of sale. If we sell shares of common stock to the Agent as principal, we will enter into a separate terms agreement with the Agent, and we will describe the public offering price, underwriting discount (which may exceed 2.0% of the public offering price) and other terms of the offering of those shares of common stock in a separate prospectus supplement or pricing supplement.

The Agent is not required to sell any specific number of shares or dollar amount of our common stock but will use its reasonable efforts, as our sales agent, and on the terms and subject to the conditions of the equity distribution agreement, to sell the common stock offered on terms agreed by the Agent and us. The offering of shares of our common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all of the common stock subject to the equity distribution agreement and (2) the termination of the equity distribution agreement by either the Agent or us.

Our common stock trades on the New York Stock Exchange under the symbol “TK.” The last reported sale price of our common stock on the New York Stock Exchange on September 8, 2016 was $8.12 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider each of the factors described or referred to under “Risk Factors” on page S-4 of this prospectus supplement, page 7 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement and accompanying prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup

The date of this prospectus supplement is September 9, 2016.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of our common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell shares of our common stock, and are seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of shares of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated, references in this prospectus to “Teekay Corporation,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common stock described herein, shall mean specifically Teekay Corporation. Unless otherwise indicated, all references in this prospectus supplement to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus supplement is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

S-i

Prospectus Supplement

Prospectus

S-ii

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our future or anticipated operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

These and other forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed under the heading “Risk Factors” set forth in this prospectus and those factors discussed in our most recent Annual Report on Form 20-F, our reports on Form 6-K for the quarters ended March 31, 2016 and June 30, 2016 and other reports we file with or furnish to the SEC and that are incorporated into this prospectus by reference.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference in this prospectus and does not contain all the information you will need in making an investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into this prospectus.

Overview

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Corporation and its remaining subsidiaries.

Teekay Offshore includes our shuttle tanker operations, floating storage and off-take (or FSO) units, one HiLoad DP unit, a majority of our floating production, storage and offloading (or FPSO) units, and offshore support which includes a unit for maintenance and safety (or UMS), which primarily operate under long-term fixed-rate contracts, and long-distance towing and offshore installation vessels.

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG and ammonia on time charters, on contracts of affreightment or spot voyage charters.

Teekay Tankers, including Teekay Tankers’ minority investment in Tanker Investments Ltd., includes a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in Teekay Tankers.

The Teekay organization was founded in 1973. We are a Republic of the Marshall Islands corporation and maintain our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529. Our website address is www.teekay.com. The information contained in our website is not part of this prospectus.

The Offering

Issuer	Teekay Corporation

Common stock offered by us	Shares of common stock having an aggregate offering price of up to $50,000,000.

Use of proceeds	We intend to use the net proceeds from this offering, if any, after deducting the Agent’s commission and our offering expenses, for general corporate purposes, which may include, among other things, repaying a portion of our outstanding indebtedness and funding working capital, capital expenditures or acquisitions. Please read “Use of Proceeds.”

New York Stock Exchange Symbol	TK

Risk factors	Investing in our common stock involves risks. You should carefully consider each of the factors described or referred to under “Risk Factors” beginning on page S-4 of this prospectus supplement, page 7 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement and accompanying prospectus before you make an investment in our common stock.

RISK FACTORS

An investment in our common stock involves risk. Before investing in our common stock, you should carefully consider all the information included or incorporated by reference in this prospectus, including the risks discussed under the heading “Risk Factors” in the accompanying prospectus, in our latest Annual Report on Form 20-F filed with the SEC and in our reports on Form 6-K for the quarters ended March 31, 2016 and June 30, 2016, each of which is incorporated by reference into this prospectus supplement. For more information, please read “Where You Can Find More Information” and “Incorporation of Documents by Reference” in this prospectus supplement. In addition, you should read “Material United States Federal Income Tax Considerations” in this prospectus supplement and in the accompanying prospectus for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our securities.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, financial condition, operating results and cash flows. In that case, the trading price of our common stock could decline, you could lose all or part of your investment and our ability to pay dividends on shares of our common stock may be reduced or restricted.

USE OF PROCEEDS

We intend to use the net proceeds from this offering of shares of our common stock, if any, after deducting the Agent’s commission and our offering expenses, for general corporate purposes, which may include, among other things, repaying a portion of our outstanding indebtedness and funding working capital, capital expenditures or acquisitions.

CAPITALIZATION

The following table sets forth our historical capitalization on a consolidated basis as of June 30, 2016.

The data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K for the quarter ended June 30, 2016, which is incorporated by reference herein. The information in the table below supersedes in its entirety the information in the accompanying prospectus under the caption “Capitalization.”

As of June 30, 2016
(in thousands)
Cash and cash equivalents(1)	$789,708
Restricted cash	143,039

Total cash and cash equivalents and restricted cash	$932,747

Debt:
Total debt(1)	$7,000,637

Redeemable non-controlling interest	248,317
Equity:
Common stock and additional paid-in capital	$875,275
Retained earnings	31,892
Non-controlling interest	2,866,027
Accumulated other comprehensive loss	(24,743)

Total equity	$3,748,451

Total capitalization	$10,997,405

(1)	The following table presents and reconciles Teekay Corporation’s historical consolidated and Teekay Parent’s historical cash and cash equivalents and total debt, respectively. Teekay Parent means, collectively, Teekay Corporation and its non-publicly traded subsidiaries. Teekay Parent’s cash and cash equivalents and total debt are reconciled to Teekay Corporation’s consolidated cash and cash equivalents and total debt, which are the most directly comparable financial measures calculated and presented in accordance with GAAP.

	As of June 30, 2016
	(in thousands)
	Teekay Corporation consolidated	Public subsidiaries	Teekay Parent
Cash and cash equivalents	$789,708	$566,234	$223,474
Total debt	$7,000,637	$6,175,790	$824,847

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Shares of our common stock are listed for trading on the New York Stock Exchange under the symbol “TK.”

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as reported on the New York Stock Exchange, and the amount of quarterly dividends declared per share. The closing sale price of our common stock on the New York Stock Exchange on September 8, 2016 was $8.12 per share.

As of September 1, 2016, there were 84,832,919 shares of our common stock outstanding. Based on the Schedule 13D/A filed with the SEC on July 1, 2016, Resolute Investments, Ltd. and its affiliates hold 31,936,012 shares, representing 37.6%, of our outstanding common stock.

In connection with recently completed financing initiatives, we agreed that, until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds due in 2018, Teekay Corporation will not pay any dividends in cash to any shareholder unless Teekay Corporation matches or exceeds the amount of cash paid by proceeds raised through the issuance of additional equity in advance of, or within six months following, the payment of such dividends.

	Price Ranges		Quarterly Cash Dividends(1)
	High	Low
Years Ended
December 31, 2015	$51.39	$6.65
December 31, 2014	67.98	44.01
December 31, 2013	48.13	32.49
December 31, 2012	36.60	24.89
December 31, 2011	37.93	20.67
Quarters Ended
September 30, 2016(2)	$8.22	$5.45
June 30, 2016	11.85	6.69	$0.055
March 31, 2016	10.23	4.37	0.055
December 31, 2015	35.93	6.65	0.055
September 30, 2015	44.58	28.36	0.550
June 30, 2015	51.39	42.22	0.550
March 31, 2015	51.20	41.12	0.31625
December 31, 2014	67.97	44.01	0.31625
September 30, 2014	67.98	49.63	0.31625
June 30, 2014	62.67	54.82	0.31625
March 31, 2014	60.42	46.59	0.31625
Months Ended
September 30, 2016(3)	$8.22	$6.87
August 31, 2016	7.59	5.45
July 31, 2016	7.76	5.99
June 30, 2016	10.56	6.69
May 31, 2016	11.18	7.67
April 30, 2016	11.85	7.76
March 31, 2016	10.20	7.59
February 29, 2016	8.58	5.34
January 31, 2016	10.23	4.37

(1)	Dividends are shown for the quarter with respect to which they were declared.
(2)	Period beginning July 1, 2016 and ending September 8, 2016.
(3)	Period beginning September 1, 2016 and ending September 8, 2016.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of the material U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common stock, please read “Item 10 — Additional Information — Material U.S. Federal Income Tax Considerations” in our most recent Annual Report on Form 20-F, and “Material United States Federal Income Tax Considerations” beginning on page 23 of the accompanying prospectus, both of which are incorporated by reference into this prospectus. These discussions should be read in conjunction with the risk factors included under the caption “Tax Risks” in the accompanying prospectus and those risk factors included in “Item 3 — Key Information — Tax Risks” in our most recent Annual Report on Form 20-F.

The tax consequences to you of an investment in our common stock will depend, in part, on your own tax circumstances. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

NON-UNITED STATES TAX CONSIDERATIONS

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, reside in or conduct business, transactions or operations in the Republic of The Marshall Islands, and because we anticipate that all documentation related to any offerings pursuant to this prospectus will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our common stock will not be subject to Marshall Islands taxation or withholding on dividends. In addition, holders of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of common stock, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the shares of common stock.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each shareholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns which may be required of such shareholder.

PLAN OF DISTRIBUTION

We have entered into an equity distribution agreement with Citigroup Global Markets Inc., or the “Agent,” under which we may offer and sell shares of common stock having an aggregate offering price of up to $50,000,000 from time to time through the Agent, as our sales agent. We have filed the equity distribution agreement as an exhibit to a Report on Form 6-K, which is incorporated by reference in this prospectus supplement. The sales, if any, of shares of our common stock made under the equity distribution agreement will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed upon by the Agent and us. As sales agent, the Agent will not engage in any transactions that stabilize the price of our common stock.

Under the terms of the equity distribution agreement, we also may sell shares of our common stock to the Agent as principal for its own account at a price agreed upon at the time of sale. If we sell shares of our common stock to the Agent as principal, we will enter into a separate agreement with the Agent, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

We will designate the maximum amount of common stock to be sold through the Agent on a daily basis or otherwise as we and the Agent agree and the minimum price per share at which such common stock may be sold. Subject to the terms and conditions of the equity distribution agreement, the Agent will use its reasonable efforts to sell on our behalf all of the designated shares of common stock. We may instruct the Agent not to sell any common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or the Agent may suspend the offering of common stock at any time and from time to time by notifying the other party.

The Agent will provide to us written confirmation following the close of trading on the New York Stock Exchange each day on which common stock is sold under the equity distribution agreement. Each confirmation will include the number of shares sold on that day, the gross sales proceeds, the net proceeds to us (after regulatory transaction fees, if any, but before other expenses) and the compensation payable by us to the Agent. We will report at least quarterly the number of shares sold through the Agent under the equity distribution agreement, the net proceeds to us (before expenses) and the compensation paid by us to the Agent in connection with the sales of common stock.

We will pay the Agent a commission of up to 2% of the gross sales price per share sold through it as our agent under the equity distribution agreement. We have agreed to reimburse the Agent for certain of its expenses.

Settlement for sales of shares of our common stock will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

If we or the Agent have reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(l) of Regulation M under the U.S. Securities Exchange Act of 1934, as amended, that party will promptly notify the other and sales of common stock pursuant to the equity distribution agreement or any terms agreement will be suspended until in our collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The offering of shares of our common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all common stock subject to the equity distribution agreement and (2) the termination of the equity distribution agreement by us or by the Agent.

In connection with the sale of the shares of our common stock on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (or the Securities Act), and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

Citigroup Global Markets Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for us and our affiliates, for which they have received and in the future will receive customary compensation and expense reimbursement. Affiliates of Citigroup Global Markets Inc. are lenders under certain of our and our affiliates’ credit facilities, including the Margin Loan Agreement, dated December 21, 2012, as amended. To the extent we use proceeds from this offering to repay indebtedness under our credit facilities, affiliates of Citigroup Global Markets Inc. may receive a portion of the proceeds from this offering.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. The validity of the shares of our common stock offered hereby and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. Vinson & Elkins L.L.P., Washington, D.C., will pass upon certain legal matters in connection with the offering on behalf of the Agent.

EXPERTS

The consolidated financial statements of Teekay Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting of Teekay Corporation as of December 31, 2015; the consolidated financial statements of Malt LNG Netherlands Holdings B.V. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, filed as Exhibit 23.2 to our Annual Report on Form 20-F for the year ended December 31, 2015; and the consolidated financial statements of Exmar LPG BVA as of December 31, 2014 and 2013, and for the year ended December 31, 2014 and for the period from February 12, 2013 to December 31, 2013, filed as Exhibit 23.3 to our Annual Report on Form 20-F for the year ended December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports for Teekay Corporation and Malt LNG Netherlands Holdings B.V. covering the December 31, 2015 consolidated financial statements refer to a retrospective change in the method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs. To the extent that KPMG LLP audits and reports on financial statements of Teekay Corporation issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC and incorporated into this prospectus, automatically will update information previously filed with the SEC and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2015;

•	all subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering;

•	our Reports on Form 6-K filed with the SEC on April 29, 2016, May 24, 2016, May 31, 2016, June 30, 2016, August 11, 2016, September 1, 2016 and September 9, 2016;

•

all annual reports on Form 20-F, and all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to completion of this offering; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on February 11, 2003, and the description of our common share purchase rights contained in our Registration Statement on Form 8-A/A filed on July 2, 2010, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided in “Where You Can Find More Information” in the accompanying prospectus. You also may request a copy of any document incorporated by reference into this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our internet website at www.teekay.com. The information contained in our website, or any other website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also make requests for such documents at no cost by writing or calling us at the following address:

Teekay Corporation

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

In reviewing any agreements included as exhibits to the registration statement relating to the shares of common stock covered by this prospectus or to other SEC filings incorporated by reference into this prospectus, please be aware that these agreements are attached as exhibits to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, which representations and warranties may have been made solely for the benefit of the other parties to the applicable agreement and, as applicable:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

have been qualified by disclosures that may have been made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement (or such other date or dates as may be specified in the agreement) and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied upon by investors in considering whether to invest in our securities.

EXPENSES

The following table sets forth estimated costs and expenses, other than any discounts and commissions to the sales agent, we expect to incur in connection with the issuance and distribution of the shares of common stock covered by this prospectus.

Legal fees and expenses	$200,000
Accounting fees and expenses	$100,000
Printing costs	$35,000
Transfer agent fees	$15,000

Total	$350,000

PROSPECTUS

$50,000,000

Teekay Corporation

Common Stock

We may offer from time to time shares of common stock by this prospectus with an aggregate offering price of up to $50,000,000.

We may offer the shares of common stock through dealers, agents or underwriters. The names of any dealers, agents or underwriters will be set forth in a supplement to this prospectus.

This prospectus describes some of the general terms of our common stock and the general manner in which we may offer our common stock. Each time we sell our common stock, the information relating to a specific offering will be set forth in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may be used to offer common stock only if accompanied by a prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in our common stock.

Our common stock trades on the New York Stock Exchange under the symbol “TK.” On September 2, 2016, the last reported sale price of our common stock on the New York Stock Exchange was $7.42 per share.

Investing in our common stock involves a high degree of risk. You should carefully consider the section entitled “Forward-Looking Statements” beginning on page 2 and each of the factors described under “Risk Factors” beginning on page 7 of this prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2016

You should rely only on the information contained in this prospectus, any prospectus supplement, the documents incorporated by reference into this prospectus and any free writing prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or any free writing prospectus, as well as the information we previously filed or hereafter file with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference into this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell from time to time our common stock described in this prospectus in one or more offerings up to an aggregate offering price of $50,000,000. This prospectus generally describes us and the shares of common stock we may offer. Each time we offer our common stock with this prospectus, we will provide this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and the price of the common stock being offered and the terms of the offering. The prospectus supplement may also add to, update or change information in this prospectus. If information varies between this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Unless otherwise indicated, references in this prospectus to “Teekay Corporation,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common stock described herein, shall mean specifically Teekay Corporation.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995, as amended, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our most recent Annual Report on Form 20-F and other reports we file with the SEC and that are incorporated into this prospectus by reference. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement, and accordingly, you should not place undue reliance on forward-looking statements.

TEEKAY CORPORATION

We are a leading provider of international crude oil and gas marine transportation services and we also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included our expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) and through our 100% ownership interest in Teekay Petrojarl AS, and the continuation of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Corporation and its remaining subsidiaries.

Teekay Offshore includes our shuttle tanker operations, floating storage and off-take (or FSO) units, one HiLoad DP unit, a majority of our floating production, storage and offloading (or FPSO) units, and offshore support which includes a unit for maintenance and safety (or UMS), which primarily operate under long-term fixed-rate contracts, and long-distance towing and offshore installation vessels.

Teekay LNG includes all of our LNG and LPG carriers. LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time. LPG carriers are mainly chartered to carry LPG on time charters, on contracts of affreightment or spot voyage charters.

Teekay Tankers, including Teekay Tankers’ minority investment in Tanker Investments Ltd., includes a substantial majority of our conventional crude oil tankers and product carriers. Our conventional crude oil tankers and product tankers primarily operate in the spot-tanker market or are subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Certain of our conventional crude oil tankers and product tankers are on fixed-rate time-charter contracts with an initial duration of at least one year. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in Teekay Tankers.

The Teekay organization was founded in 1973. We are a Republic of the Marshall Islands corporation and maintain our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529. Our website address is www.teekay.com. The information contained in our website is not part of this prospectus.

RECENT DEVELOPMENTS

Teekay Corporation

In addition to a series of financing initiatives at Teekay Offshore (as described below), in May and June 2016, Teekay Corporation completed various initiatives to increase its financial strength and flexibility, including:

•	refinancing three existing debt facilities, including $150 million relating to Teekay Corporation’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Corporation’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Corporation’s 50% interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•	issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Corporation’s founder, including Resolute Investments, Inc., Teekay Corporation’s largest shareholder.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential maximum borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the loan-to-value ratio that determines the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers that are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of June 30, 2016. As of June 30, 2016, Teekay Corporation had $31.9 million drawn on this facility, and $118.1 million undrawn.

As part of completing the financing initiatives both at Teekay Corporation and Teekay Offshore, in June 2016, Teekay Corporation entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $500 million. The guarantees cover amounts owing under certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers delivering in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds for which the maturity dates were extended out to the end of 2018 (as described below). In addition, Teekay Corporation extended the maturity date for obligations in the amount of $200 million owed to Teekay Corporation by Teekay Offshore from July 2016 to January 2019 under the terms of a promissory note with an interest rate of 10.0% per annum and agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Corporation or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Corporation agreed with its lenders that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, Teekay Corporation will raise equity capital in an amount equal to any dividends paid by Teekay Corporation during that period.

In June 2016, Teekay Corporation reached an agreement to sell the Shoshone Spirit VLCC, which is expected to be delivered to the third party between August and November 2016.

The charterer of the Polar Spirit LNG carrier, which Teekay Corporation has chartered-in from Teekay LNG under a time charter contract, did not pay hire for the vessel in December 2015 or January 2016. Teekay Corporation is formalizing a legal claim against the charter party. Teekay Corporation has secured a short-term charter for the Polar Spirit that is expected to commence in August 2016. The Arctic Spirit LNG carrier, which Teekay Corporation has also chartered-in from Teekay LNG under a time charter contract, is currently unchartered and is laid up.

Teekay LNG

During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, Teekay LNG recorded a $27.4 million loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold in April 2016 and the Hamilton Spirit was sold in May 2016. The total proceeds of $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

In February 2016, Teekay LNG took delivery of its first MEGI LNG carrier newbuilding on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. in February 2016. Teekay LNG’s second MEGI LNG carrier newbuilding delivered in July 2016 and is expected to commence its five-year charter contract with a subsidiary of Cheniere Energy, Inc. in August 2016. Also in February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility, which was used to finance both vessels.

In February and June 2016, Teekay LNG’s Exmar LPG joint venture took delivery of the sixth and seventh of its 12 LPG carrier newbuildings, which commenced charter contracts with an international energy company based in Norway in February and June 2016, respectively.

Teekay Offshore

Between April and June 2016, Teekay Offshore completed a series of financing initiatives to fund its unfunded capital expenditures and upcoming debt maturities, including:

•	obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing Norwegian Kroner senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation under the terms of a promissory note pursuant to which Teekay Offshore will pay Teekay Corporation interest at a rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities;

•	issuing $200 million of equity, including $100 million of its 10.5% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units) with a two-year payment-in-kind option to be settled in common units plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit to a group of investors, including $26 million to Teekay Corporation, and $100 million of common units at a price of $4.55 per unit to a group of investors;

•	cancelling the delivery of the two remaining UMS newbuildings, which may cause Teekay Offshore to write off the value of the construction costs to date and potentially incur additional costs associated with the cancellation of the shipbuilding contracts; and

•	amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extend the existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds that have been extended.

As part of completing the financing initiatives, Teekay Offshore secured a payment-in-kind option by agreeing to convert $46 million of face value of the $250 million of the outstanding Series C Preferred Units (or Series C Preferred Units) for approximately 8.3 million common units, and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of the partnership’s newly issued 8.60% Series C-1 Cumulative Convertible Preferred Units (or Series C-1 Preferred Units) that include a two year payment-in-kind option.

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit to the P48 FPSO, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing and the unit recommenced its charter contract in early-July 2016.

Teekay Offshore completed the sale of four conventional tankers for aggregate sales proceeds of approximately $130 million. The first two conventional tankers, the SPT Explorer and Navigator Spirit, were sold to Teekay Tankers in mid-December 2015 and the two remaining conventional tankers, the Kilimanjaro Spirit and Fuji Spirit, were sold to a third party in March 2016.

Teekay Tankers

In January 2016, Teekay Tankers completed a new five-year $900 million long-term debt facility. The new facility includes term loan and revolving credit facility components which were used to refinance 36 of Teekay Tankers’ existing vessels, including 17 vessels acquired during 2015 that were secured by Teekay Tankers’ two bridge loan facilities that matured in early-2016, and Teekay Tankers’ main corporate revolving credit facility which would have otherwise expired in 2017.

RISK FACTORS

Before investing in our common stock you should carefully consider the following risk factors together with all other information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC, which are incorporated by reference into this prospectus, and information included or incorporated by reference in any applicable prospectus supplement.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, operating results or cash flows. In that case, the trading price of our common stock may decline, we might be unable to pay dividends on shares of our common stock and you could lose all or part of your investment. In addition to the following risk factors, please read “Material United States Federal Income Tax Considerations” in this prospectus for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our securities.

Risks Inherent in an Investment in our Common Stock

The price of our common stock after any offering may be volatile, and you could lose a significant part of your investment.

The price of our common stock may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in our industry;

•	market conditions in our industry;

•	general economic or financial market conditions;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us, securities analysts making changes in their financial estimates, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors of, among other things, significant contracts, acquisitions or capital commitments;

•	future sales of our common stock or securities convertible into or exercisable for our common stock; and

•	the general state of the securities markets.

Our industry has been highly unpredictable and volatile. The market for our common stock may be equally volatile. Consequently, you may not be able to sell the common stock at prices equal to or greater than those paid by you in any offering.

We may issue additional shares of our common stock or other securities without your approval, which would dilute your ownership interests and may depress the market price of our common stock.

We may issue additional shares of our common stock or other equity securities of equal or senior rank to your securities, without shareholder approval, in a number of circumstances.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank to your securities may have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for dividends payable on our common stock may decrease;

•	the relative voting strength of previously outstanding securities may be diminished; and

•	the market price of our common stock may decline.

Substantial future sales of shares of our common stock in the public market could cause the price of our common shares to fall.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. We have granted registration rights to our largest shareholder, which has the right, subject to certain conditions, to require us to file registration statements covering the sale by it of shares of common stock. In addition, we recently granted registration rights to purchasers of shares of our common stock in a private placement and we are registering the sale by those purchasers of the shares purchased in the private placement. Following their sale under an applicable registration statement, any such shares of common stock would become freely tradable. By exercising their registration rights and selling a large number of shares of common stock, these shareholders could cause the price of our common stock to decline.

Our cash flow depends substantially on the ability of our subsidiaries, primarily Teekay Offshore and Teekay LNG, to make distributions to us. The current cash distribution levels of Teekay Offshore and Teekay LNG may have a significant impact on our cash flow. The amount of cash that Teekay Offshore and Teekay LNG will be able to distribute to its unitholders, including Teekay Corporation, principally depends upon the amount of cash these entities can generate from their respective business and the amount of cash reserves established by the boards of directors of the general partners of Teekay Offshore and Teekay LNG, and Teekay Tankers’ ability to pay dividends to its shareholders partially depends upon its continued generation of cash. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under the Norwegian Kroner bonds, all cash distributions paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in Teekay Offshore’s common units.

The source of our cash flow includes cash distributions from our subsidiaries, primarily Teekay Offshore and Teekay LNG. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of distributions declared by their boards of directors and the amount of cash they generate from their operations.

We, Teekay Offshore and Teekay LNG believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on upcoming equity capital requirements for committed growth project and debt refinancing and other obligations, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we, Teekay Offshore and Teekay LNG believe that it is in the best interests of the securityholders of Teekay Offshore and Teekay LNG to conserve more of their internally generated cash flows to fund future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70 and, as a result, we temporarily reduced our quarterly cash dividend per share to $0.055 from $0.55. These distribution amounts were maintained for the first and second quarters of 2016. These distribution reductions by Teekay Offshore and Teekay LNG have substantially reduced our cash flows from them, including by currently eliminating any distributions on our incentive distribution rights in such companies.

In addition, in June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

The actual amount of cash that each of Teekay Offshore, Teekay LNG or Teekay Tankers will have available for distribution or dividends, as applicable, will depend on many factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the cost of any acquisitions;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its debt agreements;

•	prevailing economic and market conditions;

•	the cost of capital;

•	limitations under Marshall Islands laws; and

•	the amount of cash reserves established by its general partner or board of directors, as applicable, in its sole

•	discretion for the proper conduct of its business.

Because of these factors, Teekay Offshore, Teekay LNG or Teekay Tankers may not have sufficient available cash each quarter to continue paying distributions or dividends to their respective partners or shareholders, including us, at their current or historical levels or at all. The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers have available for distribution or dividends depends primarily upon their respective cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Teekay Offshore, Teekay LNG or Teekay Tankers may not make cash distributions or pay cash dividends, as applicable, during periods when it records losses and may not make cash distributions or pay cash dividends, as applicable, during periods when it records profits. Furthermore, until Teekay Offshore repays its Norwegian Kroner bonds maturing in 2018, all distributions paid to us or our affiliates as holders of common units will be paid in common units.

Our ability to pay dividends on our common stock, and the amount of dividends that we pay, partially depends upon the distributions that we receive from Teekay Offshore and Teekay LNG.

In September 2014, we announced the adoption of a new dividend policy and our intention is to distribute to our shareholders a majority of the cash flows we receive from ownership of our publicly-traded subsidiaries. The new dividend policy commenced with the dividend for the quarter ended June 30, 2015. Our quarterly dividend payment is primarily based on the cash flow contributions from our general partnership and limited partnership interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for our corporate general and administrative expenses and any reserves determined to be required by our board of directors, including reserves to service our debt.

On December 16, 2015, we announced temporary reductions to our quarterly dividends, commencing with the dividend relating to the fourth quarter of 2015. The dividend reduction, which was maintained for the first and second quarters of 2016, was in response to announcements by Teekay Offshore and Teekay LNG that they were temporarily reducing their quarterly cash distributions and retaining a significant portion of the internally generated cash flows as reserves to fund the equity capital requirements of their future growth projects and reduce debt levels, with the intention for the foreseeable future to reduce the need to raise equity capital at prohibitively dilutive and costly rates given current depressed market conditions generally in the energy and master limited partnership capital markets. In June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2017 and 2018 have been repaid, all cash distributions to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units.

We are not the only equity holders of Teekay Offshore and Teekay LNG, and the respective partnership agreements of Teekay Offshore and Teekay LNG require them to distribute all available cash to their respective equity holders, including public unitholders. In addition, in connection with recently completed financing initiatives, we agreed that until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds, all cash distributions (other than with respect to incentive distribution rights) paid by Teekay Offshore to us or our affiliates, including the general partner of Teekay Offshore, will be paid in common units.

Teekay Offshore and Teekay LNG are publicly-traded limited partnerships. As of March 31, 2016, we indirectly owned:

•	a 37.0% partnership interest in Teekay Offshore (including a 2% general partner interest) and all incentive distribution rights of Teekay Offshore; and

•	a 33.1% partnership interest in Teekay LNG (including a 2% general partner interest) and all incentive distribution rights of Teekay LNG).

The remainder of the outstanding limited partner interests in each of Teekay Offshore and Teekay LNG are owned by public unitholders. Although Teekay Offshore’s and Teekay LNG’s respective partnership agreements require them to distribute, on a quarterly basis, 100% of their available cash to their respective unitholders of record and their respective general partners, we are not the only limited partners of Teekay Offshore and Teekay LNG and, therefore, we receive only our proportionate share of cash distributions from each of Teekay Offshore and Teekay LNG based on our partner interests in each of them. The remainder of the quarterly cash distributions is distributed, pro rata, to the public unitholders.

For each of Teekay Offshore and Teekay LNG, available cash is generally all cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by their respective general partners. Although we own the general partner of each of Teekay Offshore and Teekay LNG, Teekay Offshore’s and Teekay LNG’s respective general partners determine the amount and timing of cash distributions by Teekay Offshore and Teekay LNG, respectively, and have broad discretion to establish and make additions to the respective entity’s reserves in amounts the respective general partner determines to be necessary or appropriate:

•	to provide for the proper conduct of partnership business and the businesses of its operating subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the respective unitholders and the respective general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any loan or other agreements.

Accordingly, distributions we receive on our ownership interests in Teekay Offshore and Teekay LNG may be reduced at any time, or we may not receive any distributions from these entities. In addition, until Teekay Offshore repays its Norwegian Kroner bonds maturing in 2018, all distributions paid to us or our affiliates as holders of common units will be paid in common units.

Teekay Offshore has issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance its debt obligations and to fund capital expenditures and estimated funding gaps, and Teekay Offshore expects to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities is dilutive to unitholders, including Teekay Corporation, and increases the risk that Teekay Offshore will not have sufficient available cash to maintain or increase cash distribution levels to its unitholders, including Teekay Corporation. As a result, Teekay Offshore may not have sufficient cash from operations to enable it to pay the current level of distributions on its units or to maintain or increase distributions.

In June 2016, Teekay Offshore issued the following equity securities in privately-negotiated transactions:

•	21,978,022 common units;

•	4,000,0000 Series D Preferred Units and warrants exercisable for 6,750,000 common units;

•	8,323,809 common units in consideration for the exchange and cancellation of 1,920,668 Series C Preferred Units; and

•	8,517,745 Series C-1 Preferred Units in consideration for the exchange and cancellation of the remaining 8,517,745 Series C Preferred Units

Under the terms of the Series C-1 Preferred Units and the Series D Units, for the next eight quarters, Teekay Offshore may, at its discretion, make distributions on such preferred units in cash, common units, or a combination of cash and common units. In addition, in June 2016, we agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2017 and 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid to us or our affiliates, including the general partner of Teekay Offshore, will instead be paid in common units or from the proceeds of the sale of common units. In connection with extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation, we modified the terms of the note to provide that one half of the 10.0% per annum interest will be paid in common units or from the proceeds of the sale of common units.

See “Recent Developments” for a further description of the transactions described above.

Teekay Offshore’s recent issuances of additional equity securities have resulted in unitholder dilution and increased the aggregate amount of cash required to maintain Teekay Offshore’s quarterly distributions to unitholders, including Teekay Corporation. Issuing additional equity securities in the future may result in further unitholder dilution and further increase the aggregate amount of cash required to maintain quarterly distributions on Teekay Offshore’s common units.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	Authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	Providing for a classified board of directors with staggered, three-year terms;

•	Prohibiting cumulative voting in the election of directors;

•	Authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	Prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the board’s prior approval.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We are a Marshall Islands corporation, and the Republic of The Marshall Islands does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act. The provisions of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the Marshall Islands Business Corporations Act. The rights and fiduciary responsibilities of directors under the laws of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the Marshall Islands Business Corporations Act does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, for non-resident corporations such as us, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a Marshall Islands corporation, and all of our assets are located outside of the United States. Our principal executive offices are located, and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of The Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. For more information regarding the relevant laws of the Republic of The Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

The prices of our common stock and other securities have been, and are likely to continue to be, volatile. Periods of market volatility may increase the risk of a securities litigation claim, regardless of merit. Teekay Corporation and certain of its officers are named as defendants in a pending securities class action suit relating to our common shares.

Following our December 2015 announcement that our Board of Directors had approved a plan to reduce our quarterly dividend from $0.55 per share in the third quarter of 2015 to $0.055 per share commencing with the fourth quarter of 2015 dividend payable in February 2016, a purported class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut naming us and certain of our officers as defendants. The complaint includes claims that the defendants violated Section 10(b) of the Securities Exchange

Act of 1934, as amended (or the Exchange Act), and Securities and Exchange Commission Rule 10b-5 promulgated thereunder. In general, the complaint alleges that the defendants made materially false and misleading statements regarding our dividend and the anticipated amount of our dividend to be paid in future periods, thereby artificially inflating the price of our common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. We are vigorously defending the action. The amount or range of reasonably possible losses, including defense costs and expenses, to which we are exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to us is uncertain at this time. We maintain a Directors and Officers Insurance policy that provides coverage for claims such as those alleged in the complaint, subject to coverage defenses, policy limits and a self-insured retention. Regardless of the outcome of this action or similar future actions of this type, the defense of such claims may cause us to incur substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not we are not a PFIC based on representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and operations. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material United States Federal Income Tax Considerations”) held stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Material United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

We may be subject to taxes, which reduces our cash available for distribution to our shareholders.

We or some of our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, reducing the amount of our cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Corporation was not able to meet the criteria specified by Section 883 of the U.S. Internal Revenue Code, our U.S. source income may become subject to taxation.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from the sale of our common stock covered by this prospectus for general corporate purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of shares of common stock covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the following, as if the following transactions (the “Adjustments”) occurred on March 31, 2016:

(a)	use of $88.4 million of proceeds to repay amounts outstanding under a credit facility concurrently with sale of the Suezmax tanker Bermuda Spirit in April 2016 and the Suezmax tanker Hamilton Spirit in May 2016;

(b)	use of $18.0 million in cash to prepay a portion of the existing debt facility for the Shoshone Spirit VLCC and a six-month extension to November 2016 of repayment of the remaining $50.0 million outstanding;

(c)	the completion and concurrent drawdown in April 2016 of a new $35.0 million tranche on an existing debt facility secured by two shuttle tankers in Teekay Offshore;

(d)	the issuance of $100 million of common shares of Teekay Corporation at a price of $8.32 per common share in June 2016 resulting in the receipt of approximately $96.2 million of proceeds net of offering costs;

(e)	the issuance of $100 million of common units of Teekay Offshore at a price of $4.55 per common unit in June 2016 and the concurrent receipt of $2.0 million from Teekay Corporation to maintain its 2% general partner interest resulting in the receipt by Teekay Offshore of approximately $97.3 million of proceeds net of offering costs;

(f)	the issuance by Teekay Offshore of 4.0 million 10.5% Series D Preferred Units, warrants to purchase 4.5 million common units with an exercise price of $4.55 per common unit and warrants to purchase 2.25 million common units with an exercise price of $6.05 per common unit, for net proceeds of $71.3 million (excluding $26 million from Teekay Corporation and net of offering costs), of which $61.2 million is estimated to be allocable to the Series D Preferred Units and $10.1 million to the warrants;

(g)	the refinancing of Teekay Offshore’s existing debt facility for the Petrojarl Varg FPSO, whereby the facility size was reduced from $100 million to $75 million and a $25 million repayment was made;

(h)	the amendment of one of Teekay Corporation’s revolving credit facilities secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Corporation which if completed on March 31, 2016 would have had the impact of increasing the amount available to borrow by $114.1 million; and

(i)	the conversion in June 2016 of 1,920,668 Series C Preferred Units of Teekay Offshore, with a carrying value of $46.4 million, to 8,323,809 Common Units of Teekay Offshore and the exchange of 8,517,745 Series C Preferred Units of Teekay Offshore for 8,517,745 Series C-1 Preferred Units of Teekay Offshore.

The data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K for the three months ended March 31, 2016, which is incorporated by reference herein.

	As of March 31, 2016 (in thousands)
	Actual	As adjusted
Cash and cash equivalents(1)	$658,158	$915,490
Restricted cash	134,124	134,124

Total cash and restricted cash	$792,282	$1,049,614
Debt:
8.5% Senior Notes due January 2020	$592,657	$592,657
Other debt(2)	6,712,933	6,617,063
Obligations under capital leases	231,881	231,881
Less unamortized discount and debt issuance costs	(100,043)	(100,043)
Total Debt(1)	$7,437,428	$7,341,558
Redeemable non-controlling interest	254,631	269,344
Equity
Common stock and additional paid-in capital	$778,080	$874,243
Retained earnings	106,215	106,215
Non-controlling interest	2,751,911	2,905,898
Accumulated other comprehensive loss	(22,760)	(22,760)
Total Equity	$3,613,536	$3,863,686

Total Capitalization:	$11,305,595	$11,474,588

(1)	The amounts attributable to Teekay Corporation for cash and cash equivalents and total debt, respectively, would be $190.0 million and $820.5 million.

The following table reconciles Teekay’s consolidated and Teekay Corporation’s as adjusted cash and cash equivalents and total debt, respectively. Teekay Corporation’s numbers are reconciled to Teekay consolidated numbers, which are the most directly comparable financial measures calculated and presented in accordance with GAAP.

	As of March 31, 2016
	(in thousands)
	Teekay consolidated	Public subsidiaries	Teekay Corporation
Cash and cash equivalents	915,490	724,480	190,010
Total debt	7,341,558	6,521,020	820,538

(2)	The portions of other debt (a) secured by assets of certain of our subsidiaries and (b) guaranteed by us or certain of our subsidiaries are $5.8 billion on an actual basis and $5.7 billion on an as adjusted basis, respectively. We would have had undrawn borrowing capacity under our secured credit facilities of $193.2 million on an actual basis and $307.3 million on an as adjusted basis.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Shares of our common stock are listed for trading on the New York Stock Exchange under the symbol “TK.”

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as reported on the New York Stock Exchange, and the amount of quarterly dividends declared per share. The closing sale price of our common stock on the New York Stock Exchange on August 18, 2016 was $7.50 per share.

	Price Ranges		Quarterly Cash Dividends(1)
	High	Low
Years Ended
December 31, 2015	$51.39	$6.65
December 31, 2014	67.98	44.01
December 31, 2013	48.13	32.49
December 31, 2012	36.60	24.89
December 31, 2011	37.93	20.67
Quarters Ended
September 30, 2016 (2)	$7.76	$5.45
June 30, 2016	11.85	6.69	$0.055
March 31, 2016	10.23	4.37	0.055
December 31, 2015	35.93	6.65	0.055
September 30, 2015	44.58	28.36	0.550
June 30, 2015	51.39	42.22	0.550
March 31, 2015	51.20	41.12	0.31625
December 31, 2014	67.97	44.01	0.31625
September 30, 2014	67.98	49.63	0.31625
June 30, 2014	62.67	54.82	0.31625
March 31, 2014	60.42	46.59	0.31625

Months Ended
August 31, 2016 (3)	$7.50	$5.45
July 31, 2016	7.76	5.99
June 30, 2016	10.56	6.69
May 31, 2016	11.18	7.67
April 30, 2016	11.85	7.76
March 31, 2016	10.20	7.59
February 29, 2016	8.58	5.34
January 31, 2016	10.23	4.37

(1)	Dividends are shown for the quarter with respect to which they were declared.
(2)	Period beginning July 1, 2016 and ending August 18, 2016.
(3)	Period beginning August 1, 2016 and ending August 18, 2016.

DESCRIPTION OF CAPITAL STOCK

General

We may issue common stock or preferred stock, in one or more distinct series, from time to time. This section summarizes the material terms of our common stock and material terms that would be common to all series of our preferred stock. The following description of our common stock, preferred stock and provisions of our Amended and Restated Articles of Incorporation, as amended (or Articles) and our Amended and Restated Bylaws (or Bylaws), are summaries and are qualified by reference to our Articles and our Bylaws, copies of which have been filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference herein.

Our authorized capital stock consists of 725 million shares of common stock, with a par value of $0.001 per share and 25 million shares of preferred stock, with a par value of $1 per share. As of August 18, 2016, there were 84,832,824 shares of our common stock outstanding and no preferred shares outstanding.

Exchange Listing.

Shares of our common stock are listed on the New York Stock Exchange, where they trade under the symbol “TK.”

Transfer Agent and Registrar.

Computershare Inc. serves as registrar and transfer agent for our common stock.

Common Stock

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of common stock are entitled to receive ratably any dividends declared from time to time by our Board of Directors out of funds legally available therefor. Holders of our common stock generally do not have conversion, redemption or preemptive rights to subscribe for any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue.

Preferred Stock

Our Board of Directors may from time to time, and without further action by our shareholders, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preference and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of our preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Teekay Corporation before any payment is made to the holders of shares of our common stock. The voting, dividend, liquidation, redemption, conversion or other rights of any preferred stock we may issue could adversely affect the voting power and other rights of the holders of our common stock and may have the effect of decreasing the market price of our common stock. Under certain circumstances, the issuance of shares of our preferred stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

Anti-Takeover Provisions

Preferred Stock Authorization.

As noted above, our Board of Directors, without shareholder approval, has the authority under our Articles to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated or which have a tendency to delay or prevent a change of control of Teekay Corporation or make removal of management more difficult.

Shareholder Rights Plan.

We have an amended and restated shareholders rights agreement pursuant to which holders of our common stock have been granted one purchase right on each outstanding share of common stock. Each purchase right, when exercisable, initially entitles its registered holder to purchase from us one share of our common stock at a price of $200 per share, subject to certain anti-dilution adjustments. The purchase rights are not currently exercisable and will become exercisable only upon the earlier of:

•	Ten days following a public announcement that a person became an “acquiring person,” which refers to a person who either (a) did not beneficially own 15% or more of our outstanding common stock on July 2, 2010 (the effective date of the amended and restated shareholder rights plan), and subsequently acquires beneficial ownership of 20% or more of our outstanding common stock, or (b) did beneficially own 15% or more of our outstanding common stock on July 2, 2010, and subsequently acquires beneficial ownership of an additional 5% or more of our outstanding common stock; or

•	Ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

Unless otherwise approved by our Board of Directors, if a person becomes an acquiring person, the purchase rights held at any time by the acquiring person and its affiliates will become null and void and nontransferable, and the remaining purchase rights will entitle each other right holder to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value equal to twice the purchase price. Additionally, at any time prior to an acquiring person’s becoming the holder of 50% or more of our outstanding shares of common stock, our Board of Directors may exchange the purchase rights (other than the purchase rights owned by the acquiring person and its affiliates), at an exchange ratio of one share of our common stock per purchase right.

After a person becomes an acquiring person, each of the following events would entitle each holder of a purchase right (other than the acquiring person and its affiliates) to purchase, for the purchase price, that number of shares of common stock of another corporation which at the time of the event would have a market value equal to twice the purchase price:

•	the acquisition of us in a merger by such other corporation;

•	a business combination between us and such other corporation; or

•	the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions.

At any time prior to the earlier of a triggering offer or any person becoming an acquiring person, our Board of Directors may redeem the purchase rights in whole, but not in part, at a price of $0.0001 per purchase right. In addition, the Board of Directors may also waive, within a specified period, the effect of such triggering event or a person being an acquiring person.

The purchase rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The purchase rights will not interfere with any merger or other business combination approved by our Board of Directors, since the Board of Directors may, at its option, authorize Teekay Corporation to redeem all of the then-outstanding purchase rights or waive the application of the shareholder rights plan in connection with a specific transaction. The shareholder rights plan and the rights expire in July 2020. The description and terms of the purchase rights are set forth in our Amended and Restated Rights Agreement that is filed as an exhibit to the Registration Statement on Form 8-A/A filed on July 2, 2010, which is incorporated by reference into this prospectus.

Shareholder Meetings, Quorum, Voting and Consents.

Our Bylaws establish advance notice procedures with respect to business brought before an annual meeting by a shareholder and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors. Under our Bylaws, special meetings of the shareholders may be called only by our Board of Directors. No business other than that stated in the notice of meeting may be transacted at any special meeting. Our Articles provide that a majority of the shares entitled to vote on any matter shall constitute a quorum at a meeting of shareholders, unless the matter has been submitted to the shareholders at any meeting and recommended by a majority of our Continuing Directors (as defined in our Articles), in which case one-third of the shares entitled to vote on the matter shall constitute a quorum. In addition, under Marshall Islands law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders entitled to vote with respect to the subject matter thereof. These provisions may have the effect of delaying or preventing consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by our Board of Directors.

Election of Directors.

Our Bylaws provide for a “staggered board,” with our Board of Directors divided into three classes, as nearly equal in number as possible, and the directors in each class serving three-year terms and one class being elected each year by our shareholders. Vacancies on the Board of Directors are filled by our Board of Directors. Because this system of electing directors and filling vacancies generally makes it more difficult for shareholders to replace a majority of the Board of Directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us.

Other Matters

Sales of Assets, Mergers and Dissolution.

Under the Marshall Islands Business Corporations Act, the sale of all or substantially all of Teekay Corporation’s assets not made in the usual or regular course of Teekay Corporation’s business or the non-judicial dissolution and liquidation of Teekay Corporation are required to be approved by the holders of two-thirds of the outstanding shares of our capital stock entitled to vote on such matter or by a unanimous written consent of all holders of capital stock entitled to vote on the matter. In addition, the holders of one-half of the outstanding shares of capital stock entitled to vote may institute judicial dissolution proceedings in specified circumstances in accordance with the Marshall Islands Business Corporations Act. In the event of the dissolution of Teekay Corporation, the holders of our common stock will be entitled to share pro rata in our net assets available for distribution to them, after payment to all creditors and the liquidation preferences of any of our outstanding preferred stock.

Under the Marshall Islands Business Corporations Act, a merger or consolidation involving Teekay Corporation (other than with subsidiaries at least 90% of whose shares are owned by Teekay Corporation) is required to be approved by the holders of a majority of the outstanding shares of our capital stock entitled to vote on the matter.

A class of shares may be entitled to vote separately as a class on various corporate activities. The vote for such class will be determined by the Marshall Islands Business Corporations Act and, if applicable, our articles of incorporation and bylaws.

Dissenters’ Rights of Appraisal and Payment.

Under the Marshall Islands Business Corporations Act, our shareholders have the right to dissent from various corporate actions, including certain mergers or certain sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. The right of a dissenting shareholder to receive payment of the fair value of such shareholder’s shares shall not be available for the shares of any class or series of stock, which shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholders follow the procedures set forth in the Marshall Islands Business Corporations Act. In the event that we fail to agree with any dissenting shareholder on a price for the shares, such procedures involve, among other things, the institution of court proceedings in either the Marshall Islands or the country where our shares are primarily traded, which is the United States. The value of the shares of a dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Amendment of Articles of Incorporation.

Under the Marshall Islands Business Corporations Act, amendments to the articles of incorporation of a Marshall Islands corporation generally may be authorized by vote of the holders of a majority of all outstanding shares entitled to vote. The approval of the holders of a majority of the outstanding shares of an adversely affected class or series of stock is also required for certain amendments.

Limitations on Ownership and Dividends.

Neither Marshall Islands law nor our Articles or Bylaws limit the right to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. Certain of our debt facilities, and Marshall Islands law, impose limitations on our ability to pay dividends.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to prospective shareholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common stock should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common stock.

No ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (b) a corporation or other entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock generally will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non- Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our common stock will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is, generally, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (b) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non–U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our common stock and our publicly traded subsidiaries may be treated as reflecting the value of our assets, and our publicly traded subsidiaries’ assets, respectively, at any given time. Therefore, a decline in the market value of our common stock, or our publicly traded subsidiaries, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations, including:

•	the total payments due to us under each of our time charters are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income derived from our participation in pooling arrangements and from our other time and voyage charters will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels participating in pooling arrangements and servicing our other time and voyage charters will exceed the gross value of all other assets we own at all relevant times.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holdings Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a

“mark–to–market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the Mark–to–Market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark–to–market gains previously included in income by the U.S. Holder. Because the mark–to–market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our common stock and for which (a) we were not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the U.S. Holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non–Electing Holder ) would be subject to special rules resulting in increased tax liability with respect to (a) any “excess distribution” (i.e., the portion of any distributions received by the Non– Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns shares, we are a PFIC, and the total value of all shares that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder generally will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non–Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common stock.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC ).

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our stock under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our common stock.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non–U.S. Holder.

Distributions

In general, a Non–U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non–U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our common stock to a Non–Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non–Corporate U.S. Holder also may be subject to backup withholding if the Non–Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non–U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, reside in or conduct business or operations in the Republic of The Marshall Islands, and because we anticipate that all documentation related to any offerings pursuant to this prospectus will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our common stock will not be subject to Marshall Islands taxation or withholding on dividends. In addition, holders of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of common stock, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the shares of common stock.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each shareholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns which may be required of such shareholder.

PLAN OF DISTRIBUTION

The common stock offered pursuant to this prospectus and any accompanying prospectus supplement may be sold in any of the following ways:

•	through agents;

•	through underwriters or dealers;

•	directly to one or more purchasers or other persons or entities;

•	through a combination of any of these methods of sale; or

•	through other means.

The applicable prospectus supplement relating to shares of our common stock will set forth, among other things:

•	the offering terms, including the name or names of any dealers, agents or underwriters;

•	the purchase price of the common stock and the proceeds to us from such sale;

•	any discounts, concessions, commissions and other items constituting compensation to dealers, agents or underwriters;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by dealers, agents or underwriters; and

•	any securities exchanges on which the common stock may be listed.

We will fix a price or prices of our common stock at:

•	a fixed price or prices that may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

We may change the price of the common stock offered from time to time.

Agents, dealers or underwriters designated by us may directly solicit, from time to time, offers to purchase the common stock. Any such agent, dealer or underwriter may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (or the Securities Act). We will name the agents, dealers or underwriters involved in the offer or sale of the common stock and describe any commissions payable by us to these agents, dealers or underwriters, as applicable, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents, dealers or underwriters will be acting on a best efforts basis for the period of their appointment.

If we utilize any underwriters in the sale of the common stock in respect of which this prospectus is delivered, we will enter into an underwriting or terms agreement with the underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the common stock in respect of which this prospectus is delivered to the public.

Our common stock may be sold directly by us from time to time, at prevailing market prices or otherwise.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase our common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

In compliance with the guidelines of the Financial Industry Regulatory Authority (or FINRA), the maximum commission or discount to be received by any FINRA member or independent broker dealer will not exceed 8% of the gross proceeds received by us for the sale of any common stock offered pursuant to this prospectus.

Agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriters to whom our common stock is sold by us for public offering and sale may make a market in such common stock, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for our common stock.

Certain persons participating in any offering of our common stock may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of our common stock and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of our shares of common stock than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the common stock sold for their account may be reclaimed by the syndicate if such security is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay Corporation is a Republic of The Marshall Islands corporation. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our controlled affiliates are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors and officers or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson Farley & Williams LLP to accept service of process on our behalf in any such action.

Watson Farley & Williams LLP, our counsel providing advice relating to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us or our directors and officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us or our directors and officers or those of our controlled affiliates in original actions brought in the Republic of The Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, Perkins Coie LLP will pass upon certain legal matters for us with respect to the offering of our common stock. Unless otherwise stated in any applicable prospectus supplement, the validity of shares of our common stock and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Teekay Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting of Teekay Corporation as of December 31, 2015; the consolidated financial statements of Malt LNG Netherlands Holdings B.V. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, filed as Exhibit 23.2 to our Annual Report on Form 20-F for the year ended December 31, 2015; and the consolidated financial statements of Exmar LPG BVA as of December 31, 2014 and 2013, and for the year ended December 31, 2014 and for the period from February 12, 2013 to December 31, 2013, filed as Exhibit 23.3 to our Annual Report on Form 20-F for the year ended December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports for Teekay Corporation and Malt LNG Netherlands Holdings B.V. covering the December 31, 2015 consolidated financial statements refer to a retrospective change in the method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs. To the extent that KPMG LLP audits and reports on financial statements of Teekay Corporation issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual and other reports with the SEC. You may read and copy any document that we file at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

This prospectus is part of a registration statement on Form F-3 filed by us with the SEC under the Securities Act. As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form F-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2015;

•	all subsequent Annual Reports on Form 20-F filed with the SEC prior to the termination of this offering;

•	our Reports on Form 6-K filed with the SEC on April 29, 2016, May 24, 2016, May 31, 2016, June 30, 2016, August 11, 2016 and September 1, 2016;

•	all annual reports on Form 20-F, and all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to completion of this offering;

•	all reports on Form 6-K that we expressly identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part, that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to the effectiveness of the registration statement; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on February 11, 2003, and the description of our common share purchase rights contained in our Registration Statement on Form 8-A/A filed on July 2, 2010, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

These reports contain important information about us, our financial condition and our results of operations. You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.teekay.com, or by writing or calling us at the following address:

Teekay Corporation

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of our common stock covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee		$5,035.00
FINRA filing fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing costs		*
Transfer agent fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total	$	*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

Common Stock

Having an Aggregate Offering Price of Up to $50,000,000

Teekay Corporation

PROSPECTUS  SUPPLEMENT

September 9, 2016

Citigroup